August 18, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: First Trust Exchange-Traded Fund IV
Issuer CIK: 0001517936
Issuer File Number: 333-174332/811-22559
Form Type: 8-A12B
Filing Date: August 18, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of FT Vest AAPL & Target Income ETF, FT Vest NVDA & Target Income ETF, and FT Vest TSLA & Target Income ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications